January 29, 2026

Peter Wang
Chief Executive Officer
Cenntro Inc.
33 Wood Avenue South
Suite 600, PMB #3572
Iselin, NJ 08830

       Re: Cenntro Inc.
           Registration Statement on Form S-3
           Filed January 28, 2026
           File No. 333-292994
Dear Peter Wang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing